Exhibit 10.1

LICENSE AND DISTRIBUTION AGREEMENT

between

CHIESI FARMACEUTICI S.p.A.

and

CORNERSTONE THERAPEUTICS INC.

Dated November 6, 2012

i

LICENSE AND DISTRIBUTION AGREEMENT

This LICENSE AND DISTRIBUTION AGREEMENT (this “Agreement”) is made as of this 6th day of November, 2012 (the “Effective Date”) between Chiesi Farmaceutici S.p.A. a company incorporated under the laws of Italy, with its principal place of business at Via Palermo 26/A, 43122 Parma, Italy (“Chiesi”) and Cornerstone Therapeutics Inc. a corporation incorporated under the laws of Delaware, with its principal place of business at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518, USA (“Cornerstone”, and together with Chiesi, the “Parties”, each a “Party”).

WITNESSETH

WHEREAS, Chiesi has developed the Product (hereinafter defined) and Chiesi owns or Controls (hereinafter defined) the entire right, title and interest to the Know-How (hereinafter defined), the Patents (hereinafter defined) and the Trademark (hereinafter defined), all of them relevant to the Product, and the right to their exploitation in the Territory (hereinafter defined);

WHEREAS, Chiesi has already submitted an NDA (hereinafter defined) for the Product in the Territory;

WHEREAS, Cornerstone has experience in the distribution, marketing and selling of ethical pharmaceutical specialties for respiratory diseases and related markets in the Territory;

WHEREAS, Chiesi and Cornerstone have agreed to enter into this Agreement, pursuant to which Cornerstone will obtain a license from Chiesi for the purpose of having made, importing, storing, handling, using, promoting, distributing, marketing, offering for sale and selling the Product under the Trademark in the Territory; and

WHEREAS, the Parties intend to enter into separate Pharmacovigilance Agreement (hereinafter defined).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be bound, and it being understood that the above recitals shall be deemed to be incorporated into and form part of this Agreement, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 “Act” means the US Federal Food, Drug and Cosmetic Act of 1938, the Public Health Service Act of 1944 and the regulations promulgated under those Acts, as may be amended from time to time.

1.2 “Affiliate” shall mean, with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the person specified. For this purpose, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

1.3 “Agency” means any applicable supra-national, federal, national, regional, state, provincial or local regulatory agencies, departments, bureaus, commissions, councils or other government entities regulating or otherwise exercising authority with respect to the manufacture, packaging, labeling, testing, release, storage, handling, sale, distribution or use of the Product, including the FDA.

1.4 “Applicable Laws” means the Act and other laws, rules and regulations, (including any rules, regulations, guidelines or other requirements of any Agency) applicable to the manufacture, packaging, labeling, testing, release, storage, handling, sale, distribution or use of pharmaceutical products, as may be in effect from time to time in the Territory.

1.5 “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks located in New York City, New York are required or permitted by law to be closed for the conduct of regular banking business.

1.6 “Calendar Month” shall mean a single month starting on the first day of each month and ending on the last day of that same month. “Calendar Quarter” shall mean the 3 month period beginning on January 1 and ending on March 31; the period beginning on April 1 and ending on June 30; the period beginning on July 1 and ending on September 30; or the period beginning on October 1 and ending on December 31.

1.7 “Claims” shall mean all charges, complaints, actions, suits, proceedings, hearings, investigations, claims and demands.

1.8 “Competitive Field” shall mean the treatment or management of cystic fibrosis patients.

1.9 “Competitive Product” shall mean any antibiotic product which is approved for the treatment or management of chronic pulmonary infections due to “Pseudomonas Aeruginosa”.

1.10 “Compound” shall mean the active ingredient known as “Tobramycin”.

1.11 “Controlled” or “to Control”, in relation to any Intellectual Property Rights shall mean such Intellectual Property Rights in the possession (whether by ownership, license or other right, other than pursuant to this Agreement) by a Party or its Affiliates with the ability to grant to the other Party access and/or a license (or sublicense) as provided herein under such right without violating the terms of any agreement or other arrangement with any Third Party and without requiring any further consent from such Third Party.

1.12 “Field of Use” shall mean all indications approved under the approved Marketing Authorization for the Product in the Territory as the same shall be in effect at any time after the Transfer Date.

1.13 “First Commercial Sale” shall mean, with respect to the Product, the first arm’s-length commercial sale for value to a Third Party after the Transfer Date. Sales for investigator initiated trials, named patient programs, test marketing, non-registrational studies or any similar instance where the Product is supplied at cost or without charge shall not constitute a First Commercial Sale. For clarity, First Commercial Sale shall not include the distribution of demonstration or training units that are not able to be operated or intended to be used as a Product.

1.14 “Force Majeure” shall mean in relation to either Party any occurrence beyond the reasonable control of that Party.

1.15 “Improvement” shall mean any discovery, development, invention, enhancement or modification, patentable or otherwise, relating in any way to the Product, including any analytical methodology, ingredients, preparation, presentation, means of delivery or administration, use or packaging of the Product.

1.16 “IND(s)” shall mean any investigational new drug application filed with Regulatory Authorities in the Territory for approval to perform a clinical trial.

1.17 “Intellectual Property Rights” shall mean patents, trademarks, know-how, service marks, logos, trade names, rights in designs, copyright, domain names, utility models and other intellectual property rights, whether registered or unregistered, and including applications for registration, and all rights or forms of protection having equivalent or similar effect in the Territory.

1.18 “Know-How” shall mean all information, procedures, instructions, techniques, data, technical information, knowledge and experience (including toxicological, pharmaceutical, clinical, non-clinical, medical data and health registration data), designs, processing, specifications and technology to the extent necessary to distribute, sell, or offer for sale the Product in the Territory, whether in written, electronic or other form, as owned or Controlled by Chiesi.

1.19 “Losses” shall mean any and all damages (including all incidental, consequential, statutory and treble damages), awards, deficiencies, settlement amounts, defaults, assessments, fines, dues, penalties, costs, fees, liabilities, obligations, liens, losses, and expenses (including court costs, interest and reasonable fees of attorneys, accountants and other experts).

1.20 The “Manufacturing Agreement” shall mean the Commercial Manufacturing Agreement with Catalent Pharma Solutions, LLC, attached as Exhibit B.

1.21 “Marketing Authorization” shall mean all necessary regulatory and governmental approvals and registrations, including NDA approvals, that are required by an Agency to market, distribute, promote and sell the Product in the Territory.

1.22 “Marketing Authorization Application(s)” shall mean any or all applications to a Regulatory Authority in the Territory in order to obtain Marketing Authorization.

1.23 “NDA” shall mean (a) the single application or set of applications for approval and/or pre-market approval to make and sell commercially in the United States a pharmaceutical product filed with the FDA, including all information included in Drug Master Files (DMFs) related to such application(s), and any related registrations with or notifications to the FDA, and (b) all supplements and amendments that may be filed with respect to any of the foregoing.

1.24 “Net Sales” shall mean gross sales amount of the Product in finished packaging invoiced or otherwise fiscally charged by Cornerstone to unrelated Third Parties in the Territory less (i) any trade, quantity or cash discounts in amounts customary in the trade allowed to customers, including but not limited to launch discounts and stocking fees, (ii) all sales or excise taxes, duties and similar charges made or incurred by reference to the sale of the Product by Cornerstone, (iii) chargeback payments, rebates, fees, GPO (group purchasing organization) administrative fees, and other similar adjustments for the Product, including those granted on price adjustments, billing errors, reimbursements distribution fees, bona fide service fees, or similar payments granted or given to Third Party wholesalers or other Third Party distributors, buying groups, specialty pharmacies, health insurance carriers or other institutions, including those paid in connection with such sales to any governmental entity or under a government program, (iv) freight, postage, shipping, insurance and other transportation charges to the extent included in the invoice price, and (v) customary allowances or credits, not exceeding the original billing or invoice amount, granted by Cornerstone on account of claims, spoiled, damaged, rejected, recalled, or returned Product (vi) credit card processing charges and bank fees associated with orders of Product and (vii) any amounts actually written off or specifically identified as uncollectible in accordance with GAAP.

1.25 “Net Sales Price” shall mean the Net Sales during the previous Calendar Month/Quarter in the Territory divided by the total number of units of Product to which such Net Sales were attributable.

1.26 “Orange Book” shall mean the listing maintained by the FDA and referenced on its web site at http://www.accessdata.fda.gov/scripts/cder/ob/eclink.cfm.

1.27 “Orange Book Patents” shall mean any Patents that are listed in the Orange Book.

1.28 “Patents” shall mean any and all patent(s) and patent applications Controlled by Chiesi as well as any extension thereof, including supplementary protection certificates, together with any continuations, continuations-in-part, divisions, reissues and re-examinations thereof, listed in the schedule attached hereto as Appendix A. The Parties shall promptly add to Appendix A any new or additional patents which, if not licensed herein, would be infringed by having made, importing, storing, handling, using, promoting, distributing, marketing, selling or otherwise transferring physical possession of or otherwise transferring title in or to the Product. Appendix A shall at all times be deemed to have been updated and amended by the Parties to the extent that such new or additional Patents may from time to time be filed or identified.

1.29 “Product” shall mean the product whose specifications appear on Schedule 1.33, and any other product containing the Compound which would, if not licensed under this agreement, infringe the Patents; Product shall also, as may be appropriate to the context, include any Improvements and any authorized generic formulation of any Product in the event that a third party generic to the branded Product receives approval by an Agency in the Territory with the same Generic Code Number code.

1.30 “Regulatory Authorities” shall mean any Agency which has responsibility in the Territory for granting Marketing Authorization.

1.31 “Regulatory Requirements” shall mean all applicable standards relating to drug products, as identified in the Act.

1.32 “SKU” shall mean a specific packaged presentation of a defined quantity of a specific dosage strength of the Product, to be identified in the Territory by National Drug Code labeler code specific to Cornerstone or a subsidiary of Cornerstone as the labeler.

1.33 “Specifications” shall mean all finished product specifications, packaging specifications and stability specifications, pursuant to the Regulatory Requirements and as approved in the Territory under the Marketing Authorization with which compliance is required for the fabrication, packaging, labeling, testing, storage, handling, sale, release and continued marketing of the Product in the Territory.

1.34 The “Supply Agreement” shall mean the supply agreement with Teva API BV, attached as Exhibit A.

1.35 “Term” shall mean the Initial Term and the Extended Term.

1.36 “Territory” shall mean the United States of America and all its territories and possessions throughout the world.

1.37 “Third Party” shall mean any entity other than Chiesi, Cornerstone and their respective Affiliates.

1.38 “Trademark” shall mean any trademark, registered to Chiesi by USPTO and approved by FDA for inclusion on the label of the Product. If the selection thereof is made by Cornerstone, then Cornerstone shall, upon reimbursement of all of its reasonable out of pocket expenses incurred in connection with the selection and registration of such trademark (such amount in no event to exceed $55,000), assign and transfer free of charge all rights, title and interest, if any, associated thereto to Chiesi prior to filing its affidavit of use of such trademark with the USPTO. The parties will add to Appendix A the trademark to be used as the Trademark.

1.39 “Valid Claim” shall mean a claim in a granted and unexpired patent or a supplementary protection certificate included in the Patents which has not been disallowed, revoked, held unenforceable, unpatentable or invalid by a decision of a court or other governmental agency of competent jurisdiction, from which no appeal can be or has been taken within the time period for doing so and which would be infringed by the Product, its manufacture, sale or use thereof and has not been disclaimed, denied or admitted to be invalid or unenforceable through re-issue or disclaimer or otherwise.

1.40 Interpretation. Unless the context of this Agreement otherwise requires, (a) words of one gender include the other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby,” and derivative or similar words refer to this entire Agreement; (d) the terms “Article” and “Section” refer to the specified Article and Section of this Agreement; (e) all currencies shall be shown in United States Dollars; and (f) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. Whenever this Agreement refers to a number of days, unless otherwise specified, such number shall refer to calendar days. The English language shall be controlling in all respects in this Agreement.

1.41 Additional Definitions. Each of the following definitions is set forth in the Section of this Agreement indicated below:

Definition	Section
Agreement	Preamble
Chiesi	Preamble
Chiesi Intellectual Property	8.1
Confidential Information	11.1
Cornerstone	Preamble
Effective Date	Preamble
Extended Term	12.1
Instrument of Authority	5.1
Initial Term	12.1
JDC	4.1
Parties	Preamble
Pharmacovigilance Agreement	4.9
Report	6.4
Transfer Date	4.12

ARTICLE 2

GRANT

2.1 License Grant. Chiesi hereby grants to Cornerstone, and Cornerstone hereby accepts from Chiesi, a non-transferable, exclusive (even as to Chiesi) license under the Patents, the Know-How and the Trademark, for the purposes of having made, (subject to the terms of this Agreement) and importing the Compound, and having made, (subject to the terms of this Agreement), storing, handling, using, promoting, distributing, marketing, offering for sale and selling the Product in the Territory for use in the Field of Use.

2.2 External Opportunities. Cornerstone hereby agrees that, during the term of this Agreement, and unless expressly agreed upon by the Parties in writing, Cornerstone shall not, directly or indirectly, make, import, store, handle, use, promote, distribute, market, offer for sale or sell the Product outside the Field of Use or outside the Territory. Furthermore, all inquiries or orders received or known to Cornerstone relating to the (i) sale or delivery of the Product outside the Territory or (ii) use of the Product outside the Field of Use shall be referred by Cornerstone to Chiesi. It is Cornerstone’s responsibility to document and communicate the specific details of all business opportunities relating to the foregoing to Chiesi.

2.3 Sublicensing; Co-Promotion. Cornerstone shall not have the right to grant sublicenses without the prior written consent of Chiesi, such approval not to be unreasonably held or delayed. In addition, Cornerstone may not enter into any co-promotion agreements concerning the Product for use in the Field of Use for sale in the Territory without the express written consent of Chiesi as to the co-promoting Party, such approval not to be unreasonably held or delayed. Cornerstone shall in any case be responsible to Chiesi for all acts and omissions of such sub-licensee or co-promoting Party, if any, as they relate to this Agreement.

2.4 Competitive Products. Cornerstone shall not, directly or indirectly, manufacture, supply, sell, promote, market or distribute, for itself or for the benefit of any Third Party, any Competitive Product within the Territory for the duration of this Agreement. Without prejudice to the foregoing, should there be an authoritative body of medical opinion supporting the efficacy of using such Competitive Product as an adjunct to or in combination with the Product for the treatment of patients suffering from chronic pulmonary infections, the Parties shall discuss in good faith how to address such situation. Should Cornerstone breach at any time the above obligation, Chiesi shall be entitled to terminate this Agreement upon a prior written notice of at least thirty (30) Business Days to Cornerstone.

ARTICLE 3

OBLIGATIONS OF CORNERSTONE

The following obligations of Cornerstone shall begin upon the Transfer Date:

3.1 Own Account. Cornerstone shall place orders for the Product as set forth in Article 5 below and shall resell the ordered Product to Cornerstone’s customers solely in the Field of Use in the Territory.

3.2 Efforts. Cornerstone shall promote, distribute, market, offer for sale and sell the Product using commercially reasonable efforts to achieve maximum market impact and concentration throughout the Territory. In addition, Cornerstone shall use commercially reasonable efforts to ensure that the First Commercial Sale in the Territory occurs within nine (9) months after obtaining both (i) the Marketing Authorization and (ii) approval by FDA of a label for the Product that includes a registered Trademark (which may include a Trademark approved for registration based on intent to use). In the event Cornerstone fails to make the First Commercial Sale within the above time period, this Agreement shall be automatically and immediately terminated, without any further act, provided, however, that if Cornerstone fails to make the First Commercial Sale within such nine (9) month period due to (i) non-conformance of the Product to the Specifications, or (ii) inability to secure the Product from Catalent within the above time-period for reasons not attributable to Cornerstone, then such period shall be suspended for the duration of such circumstance.

3.3 Information and Reports. Cornerstone shall provide Chiesi with written and oral reports, market information, competitive activities, sales forecasts, development of prices and other pertinent customer and industry information as may be reasonably required from time to time by Chiesi and to keep Chiesi informed of Cornerstone’s activities, consistent with Cornerstone’s ordinary course of business. In addition, Cornerstone shall keep Chiesi regularly informed of all other material details concerning the promotion, distribution, marketing and sale of the Product in the Territory as Chiesi may reasonably request.

3.4 Facilities. Cornerstone, or its designees, shall maintain facilities in the Territory suitable for the conduct of Cornerstone’s business, and in compliance with the Regulatory Requirements. Cornerstone agrees that Chiesi may inspect, or have inspected, the facilities of Cornerstone to determine compliance with the Regulatory Requirements associated with the storage and distribution of the Product. In addition, Chiesi shall have the right, upon reasonable notice and during business hours, to inspect or cause to be inspected at its own expense the facilities of Cornerstone where the Product is stored.

3.5 Records. Cornerstone and its designees, shall maintain accurate records pertaining to the sale and distribution of the Product to its customers, for a period of at least one year after the expiration date of each lot or batch of such Product, or such longer period as may be required by the Regulatory Requirements, with sufficient detail to enable the recall of such Product from the market. Cornerstone shall also maintain accurate records of all complaints it has received regarding the Product, and the results of the investigation thereof, for a period of at least one year after the expiration date of the lot or batch of such Product, or such longer period as may be required by the Regulatory Requirements.

3.6 Training. Cornerstone shall ensure that the Product is stored in compliance with the Regulatory Requirements, and is shipped to its customers, under the supervision of personnel having training sufficient to protect the health of the consumer and purchaser. Cornerstone shall train and maintain an adequate staff of appropriate personnel, sufficiently knowledgeable about the Product and Chiesi training guidelines, in order to enable such personnel to effectively (i) promote the sale of the Product, (ii) respond to customer inquiries and complaints and (iii) respond to inquiries from regulatory personnel.

3.7 Compliance with Laws and Instructions. Cornerstone shall hold all applicable licenses, and shall comply with all related directives, laws, rules and regulations, in connection with the importation, storage, handling, promotion, distribution, marketing and sale of the Product in the Territory. In its promotion, marketing or sale of the Product, Cornerstone agrees to avoid making any statements, representations, warranties or guarantees concerning the Product except as expressly authorized pursuant to the Marketing Authorization for the Product. Cornerstone shall, in its importation, storage, handling, distribution, marketing and sale of the Compound and the Product, comply with the Regulatory Requirements and the reasonable quality standards of Chiesi.

3.8 Inventory. Subject to Cornerstone taking an assignment of the Supply Agreement and the Manufacturing Agreement as contemplated by Section 5.1, Cornerstone shall use commercially reasonable efforts to enforce the terms of the Supply Agreement and the Manufacturing Agreement in order to maintain sufficient stocks of Product to meet all reasonably foreseeable demands for the Product in the Territory without undue delay, and in no event to maintain less stock than would be necessary to meet three (3) months demand, provided, however, that Cornerstone shall have no obligation to purchase into inventory any Product with less than 18 months shelf life. Cornerstone shall not be held to the aforementioned standard in the event of inventory shortfall arising from supply issues from the Product supplier(s) and not attributable to Cornerstone.

3.9 Selling Costs. For the avoidance of doubt, all importing, storing, handling, promoting, distributing, marketing and selling costs and expenses relating to the Product within the Territory shall be borne exclusively by Cornerstone.

ARTICLE 4

PRODUCT DEVELOPMENT, MARKETING AUTHORIZATION AND PHARMACOVIGILANCE

4.1 Joint Development Committee. The Parties shall establish a joint development committee (“JDC”) that will be responsible for overseeing and facilitating the development of the Product in the Field of Use until approval thereof in the Territory. The JDC shall have solely the powers expressly assigned to it in this Article 4 and shall not have any power to amend, modify, or waive compliance with this Agreement.

4.1.1 Membership. The JDC will consist of three (3) senior representatives from each Party, or such other number that the Parties may agree upon in due course, each of whom will have sufficient seniority within the applicable Party to make decisions arising within the scope of the JDC’s responsibilities. Cornerstone and Chiesi will each designate a co-chair for the JDC.

4.1.2 Meetings. The JDC will meet at such frequency as shall be established by the Parties (but not less frequently than three (3) times per year). Meetings of the JDC shall alternate between the offices of the Parties, unless otherwise agreed upon by the members of the JDC, or may be held telephonically or by video conference; provided, however, that at least one (1) meeting per year shall be a face to face meeting. Meetings of the JDC shall be effective only if at least two (2) representatives of each Party are in attendance or participating in the meeting. Members of the JDC shall have the right to participate in and vote at meetings by telephone. Each Party shall be responsible for expenses incurred by its employees and its members of the JDC in attending or otherwise participating in JDC meetings. The initial JDC meeting will be arranged by both Parties as soon as possible after the Effective Date.

4.1.3 Decisions. Each Party’s representatives on the JDC will collectively have one vote on all matters that are within the responsibility of the JDC. The JDC members will use reasonable efforts to reach consensus on all decisions. In the event of a deadlock regarding a particular issue on which the members of the JDC cannot reach consensus, such issue will be resolved as provided in Section 4.1.4.

4.1.4 Dispute Resolution. In the event that the members of the JDC are unable to agree on a particular issue within the responsibility of the JDC, such issue shall be referred to the Chief Executive Officer of Cornerstone and the Chief Executive Officer of Chiesi for attempted resolution of such matter. Such officers shall use good faith efforts to resolve promptly such matter, which good faith efforts shall include at least one teleconference between such officers within twenty (20) days after the submission of such matter to them. In the event that such officers are unable to reach consensus with respect to a particular issue after a period of thirty (30) days from its submission through good faith negotiations, then Chiesi shall have the final authority to resolve such issue.

4.1.5 Discontinuation of the JDC. The JDC shall continue to exist until the first to occur of (a) the Parties mutually agree to disband the JDC, and (b) obtaining of the Marketing Authorization, at which time the responsibilities of the JDC as set out in Section 4.1 shall be taken over by Cornerstone, at its own expense.

4.2 Transfer of Marketing Authorization. Upon issuance of the Marketing Authorization, Chiesi shall instruct its counsel to effect the transfer thereof to Cornerstone no later than thirty (30) days after such issuance (the “Transfer Date”). All expenses related to the transfer shall be borne by Cornerstone. Furthermore, Chiesi will make available to Cornerstone, copies of any and all Product regulatory data (including manufacturing, clinical and/or preclinical data) filed in the Territory.

4.3 Maintenance. Upon the Transfer Date, Cornerstone shall be fully responsible for, at its own expense, taking such steps and actions, consistent with its legal and regulatory obligations and its commitments under this Agreement, as may be necessary and advisable to maintain the Marketing Authorization held by Cornerstone in the Territory, including making all applications, requests for authorizations and submissions of information related to the Marketing Authorization Application, and including sole responsibility for the payment and organization of any post-Marketing Authorization study.

4.4 Conditional Marketing Authorization. In the event the Marketing Authorization is granted with a label that is materially different from that submitted with the NDA, Cornerstone shall have the right to terminate this Agreement pursuant to Section 12.2. Without prejudice to the foregoing, in the event the Marketing Authorization is granted subject to the conduct of any study, and Cornerstone is willing and able to conduct such study, such study(ies) shall be conducted at an equally shared cost between Cornerstone and Chiesi. With respect to any post Marketing Authorization study to be conducted pursuant to this section 4.4, Cornerstone shall have no obligation to conduct and fund such study, and the Parties shall reassess their respective commitments in this regard, if the cost to Cornerstone of such activities would exceed $1,000,000.

4.5 Protocols. Prior to the commencement of any external scientific investigation, Cornerstone shall provide Chiesi, for Chiesi’s approval, with a protocol, including the relevant clinical report form, for any study to be undertaken by Cornerstone with the Product. Chiesi shall have the right to disagree with or request a modification of such proposed study, in particular whether it might reasonably be deemed harmful for the sound international development of the Product. Chiesi shall reply in writing no later than twenty (20) Business Days from the receipt of the protocols in question, otherwise the protocols will be deemed accepted by Chiesi.

4.6 Reports/Studies.

4.6.1 Study Reports. Cornerstone undertakes to keep Chiesi duly and fully informed of the efforts made by Cornerstone pursuant to Section 4.4, by providing Chiesi upon request, but no less frequent than every six (6) months, with detailed reports in writing informing Chiesi of the progress made and results of the studies performed with the Product in the Territory.

4.6.2 Cornerstone Study Results. Cornerstone shall make available to Chiesi, as soon as possible, results of all studies made with the Product to the extent Cornerstone has Control of such results. Chiesi shall be free to use, directly or indirectly, all such results in and outside the Territory free of charge.

4.6.3 Chiesi Study Results. Chiesi shall make available to Cornerstone, as soon as possible, results of all studies made with the Product to the extent Chiesi has Control of such results. Cornerstone shall be free to use, directly or indirectly, all such results in the Territory pursuant and subject to the terms of this Agreement.

4.6.4 Regulatory Status. Furthermore, Cornerstone shall keep Chiesi informed of the status of IND(s), Marketing Authorization Application(s), Marketing Authorization and other authorizations held or managed by Cornerstone pursuant to Section 4.3, by providing Chiesi with documents and reports in the following manner:

(a) with respect to IND(s) or Marketing Authorization Application(s) or Marketing Authorization, Cornerstone shall regularly, and in any case within twenty (20) Business Days, inform Chiesi of any submissions or grants thereof by sending Chiesi a written report by the most appropriate means of transmission; and

(b) with respect to any and all filings, authorizations, acceptances, permissions, material correspondence or similar relevant documents, Cornerstone shall provide Chiesi with copies, by the most appropriate means of transmission, regularly upon dispatch or receipt thereof and in any case within forty (40) Business Days.

4.7 New Development Plans. Cornerstone shall have the right to propose any new development plan for the Product in the Territory for Chiesi’s evaluation, it being understood and agreed that Chiesi shall have no obligation whatsoever to approve such plan(s).

4.8 Meetings. The Parties shall meet at least twice a year in person, unless otherwise mutually agreed by the Parties, to share, discuss and evaluate medical, scientific, commercial, legal, quality and regulatory information relevant to the Product.

4.9 Pharmacovigilance. The Parties agree that, upon execution of this Agreement, and in no event later than ten (10) weeks after the Effective Date, they shall either amend the existing Pharmacovigilance agreement between the Parties or enter into a separate Pharmacovigilance agreement, containing all customary terms and conditions, for the exchange of adverse event and safety information, including pregnancy exposure data concerning the Product (the “Pharmacovigilance Agreement”). Until the Pharmacovigilance Agreement is finalized, the Parties shall exchange such data in a manner that enables each Party to fulfill regulatory requirements within their own territories (and within any other limits of this Agreement).

ARTICLE 5

SUPPLY AND MANUFACTURING

5.1 Responsibility for Supply and Manufacturing. Pursuant to Section 2.1, Chiesi shall, within ten (10) days after the Effective Date, and as a condition subsequent to the effectiveness of this Agreement (which, if not fulfilled, shall void this Agreement), (i) execute such documents (each an “Instrument of Authority”) and take such actions as may be necessary to assign and transfer to Cornerstone all rights and obligations under the Supply Agreement to enable Cornerstone to directly purchase the Compound for import thereof in the Territory for the sole purpose set forth in the following paragraph (ii) and (ii) execute such documents (each an “Instrument of Authority”) and take such actions as may be necessary to assign and transfer to Cornerstone all rights and obligations under the Manufacturing Agreement to enable Cornerstone to have the Product manufactured and directly supplied to Cornerstone by using the Compound purchased in accordance with the preceding paragraph (i). Consequently, Cornerstone will purchase both the Compound and the Product exclusively from the foregoing suppliers, or any other supplier previously approved in writing by Chiesi, and Cornerstone will entirely assume the relevant responsibilities arising therefrom with respect to the Territory. Without prejudice to the foregoing, the above Instruments of Authority will all include a provision to the effect that if this Agreement expires or is terminated for any reason, the Supply Agreement and Manufacturing Agreement will be deemed to have been assigned by Cornerstone back to Chiesi, automatically and without any action on the part of Chiesi, Cornerstone or any party to such agreements, and that Chiesi will be solely responsible for liabilities arising under such agreements from and after the effective date of expiration or termination of this Agreement, other than in the event of termination of this Agreement by Chiesi pursuant to Sections 2.4, 8.6.2 or 12.5 or in the event of termination pursuant to Section 3.2.

5.2 Records. Cornerstone shall, or shall require its contract manufacturers to, maintain accurate books and records pertaining to the manufacture and release of the Compound and the Products, as required by the Regulatory Requirements, including all of the manufacturing and analytical records, all records of shipments of Compound and Products, and all data relating to Compound and Products and complaints Cornerstone has received therefor, for the time periods required by the Regulatory Requirements. Cornerstone agrees that, in response to any complaint, or in the defense by Chiesi of any litigation, hearing, regulatory proceeding or investigation relating to Compound and Products, Cornerstone shall make available to Chiesi such Cornerstone employees and records reasonably necessary to permit the effective response to, defense of, or investigation of such matters, subject to appropriate confidentiality protections.

5.3 Notification. Cornerstone shall provide Chiesi with written notice as soon as practicable of all claims and allegations, of which Cornerstone becomes aware, that Cornerstone, or its contract manufacturers, are not complying with the Regulatory Requirements associated with the manufacture or release of Compound and Products for or in the Territory, or that the Products do not comply with the Specifications therefor, which claims or allegations Cornerstone reasonably believes to warrant investigation or response.

5.4 Recalls. In the event (i) any Agency issues a directive, order or, following the issuance of a safety warning or alert with respect to a product, a written request that any Product be recalled, (ii) a court of competent jurisdiction orders such a recall, or (iii) Cornerstone determines that any Product should be recalled or that a “dear doctor” letter is required relating to the restrictions on the use of the Product, Chiesi will co-operate, at Cornerstone’s expense, with those activities relating to the Product as reasonably required by Cornerstone, having regard to all Applicable Laws. Notwithstanding the foregoing, in the event of a recall of the Product, Cornerstone will notify Chiesi in accordance with the Pharmacovigilance Agreement and in any event before initiation of any such recall, and Chiesi will cooperate, at Cornerstone’s expense, with those recall activities relating to the Product as reasonably required by Cornerstone, after discussion in good faith with Chiesi.

5.4.1 Cornerstone or its designated agent shall have the responsibility for handling customer returns of the Product. Chiesi shall provide Cornerstone or its designated agent with such assistance, at Cornerstone’s expense, as Cornerstone may reasonably require to handle such Product returns.

5.4.2 For the purpose of clarity, Cornerstone shall be fully and solely responsible for all costs and expenses related to any Product recall or return in the Territory.

5.4.3 Cornerstone or its designated agent shall have the full responsibility for responding to questions and complaints from Cornerstone’s customers for the Product. Responsibilities and activities relating to complaints and questions are defined in the Pharmacovigilance Agreement. All costs incurred in respect of this Section 5.4.3 shall be borne by Cornerstone, subject to any applicable indemnity provisions contained in this Agreement or the Pharmacovigilance Agreement.

ARTICLE 6

FINANCIAL PROVISIONS

6.1 Upfront Fee. Within ten (10) days after the Effective Date, as consideration for the rights granted to Cornerstone pursuant to Section 2.1, Cornerstone shall pay to Chiesi a non-refundable and non-creditable amount of One Million U.S. Dollars ($1,000,000) in cash after receipt of a proper invoice.

6.2 Regulatory Milestone. As further consideration for the rights granted to Cornerstone pursuant to Section 2.1, Cornerstone shall pay to Chiesi a non-refundable and non-creditable amount of Two Million Five Hundred Thousand U.S. Dollars ($2,500,000) in cash within thirty (30) days after the First Commercial Sale.

6.3 Royalties. As further consideration for the rights granted to Cornerstone pursuant to Section 2.1, including, in particular, for the right of having the Product made pursuant to Section 5.1, Cornerstone shall pay to Chiesi royalties on annual Net Sales of the Product in the Territory at the rate of thirty percent (30%) during the Initial Term (hereinafter defined), it being understood and agreed that such royalties shall be reduced to fifteen percent (15%) on annual Net Sales during the Extended Term (hereinafter defined).

6.4 Reports and Royalty Payments. Within thirty (30) days after the end of each Calendar Quarter, Cornerstone shall deliver a report to Chiesi (a “Report”) specifying, for such Calendar Quarter in the Territory:

6.4.1 the quantities of each SKU of Product sold by Cornerstone in that Calendar Quarter;

6.4.2 gross sales and the calculation of Net Sales of Product by SKU in the Territory during such Calendar Quarter;

6.4.3 all quantities of Product distributed free of charge, together with any documents evidencing such use;

6.4.4 the Net Sales Price for each SKU of Product sold in that Calendar Quarter in the Territory;

6.4.5 the total royalty amount payable to Chiesi for all SKUs of the Product delivered during such Calendar Quarter calculated in accordance with Section 6.3 using the Net Sales Price for each SKU in the Territory for the just-ended Calendar Quarter.

6.4.6 Simultaneously with the delivery of such Report, Cornerstone shall transfer, by wire in USD, the due amount of royalties to Chiesi’s bank account indicated from time to time.

6.5 Records.

6.5.1 Audit. Cornerstone shall keep and maintain true and complete records setting forth the gross sales of the Product in the Territory, and of all matters relating to the computation of the Net Sales of the Product in the Territory, including quantities of Product used as clinical supplies or in patient assistance programs, volume of Product distributed, or records otherwise related to Cornerstone’s performance of its obligations under this Agreement, for a period of three (3) years following such sales, such records shall be open to inspection at Cornerstone’s corporate headquarters on thirty (30) days written notice provided by Chiesi, during the normal office hours of Cornerstone (but not more frequently than once per year) by a nationally recognized independent certified public accountant selected by Chiesi and reasonably acceptable to Cornerstone, and retained solely for the purpose of auditing the same at Chiesi’s expense; provided, however, that records with respect to any Calendar Quarter may be audited no more than once in connection with the same audit and/or subject matter; provided, further that nothing in this Section 6.5.1 shall limit Chiesi’s right to have audited Cornerstone’s records with respect to any Calendar Quarter in connection with Chiesi’s year-end review. Such audit shall be conducted exclusively for the purpose of verifying the accuracy of reports delivered by Cornerstone to Chiesi pursuant to Section 6.4 and the accuracy of Cornerstone’s determination of the amounts payable or paid by Cornerstone to Chiesi hereunder. The accountant shall sign a confidentiality agreement prepared by Cornerstone and shall then have the right to examine the records kept pursuant to this Section 6.5.1 and report to Chiesi the findings (but not the underlying data) of such examination of records. The accountant shall provide a draft copy of the report to Chiesi and Cornerstone for review and comment, and each of Chiesi and

Cornerstone shall have thirty (30) days after receipt of that report to review and comment on the report which comments shall be provided to the accountant and to each other. The final report shall be provided simultaneously to Chiesi and Cornerstone by the independent certified public accountant within twenty (20) days after the accountant’s receipt and consideration of such comments. In the event that an audit has been initiated by Chiesi, the records that have been the subject of the audit shall be kept until the later of (i) the expiry of any time period set out in Section 6.5.2 for the payment or credit of any amounts owing or (ii) the resolution of any dispute arising from the audit. If such examination of records reveals more than a five percent (5%) underpayment of any amounts payable hereunder as compared to the amounts actually reported by Cornerstone as payable to Chiesi, as determined by such examination for the period which is the subject of such examination, the expenses for said accountant shall be borne by Cornerstone.

6.5.2 Adjustments. Cornerstone shall pay to Chiesi within forty-five (45) days after the delivery of the accountant’s report pursuant to Section 6.5.1 any amounts determined by the accountant to be payable by Cornerstone to Chiesi. If the accountant determines that Cornerstone has overpaid Chiesi, Chiesi shall pay to Cornerstone within forty-five (45) days after the delivery of the accountant’s report pursuant to Section 6.5.1 an amount equal to such overpayment.

6.6 Withholding Taxes. Chiesi and Cornerstone agree that all payments due to Chiesi from Cornerstone hereunder shall be made by Cornerstone free and clear of, and without deduction for, any Income or Withholding Taxes, except as otherwise provided in this Section 6.6. If the fiscal or taxing authorities of any relevant jurisdiction assert that Income or Withholding Taxes are required to be withheld from any payments due to Chiesi or its Affiliates from Cornerstone or its Affiliates, or the tax laws (including statutes, regulations, treaties and judicial or official interpretations of any of the foregoing) in one or more jurisdictions have changed so as to require such treatment, then (i) the Party made aware of such assertion or change in law shall inform the other Party within thirty (30) days and shall consult with the other Party regarding the consequences of such assertion or change and (ii) until the conclusion of such consultation Cornerstone and its Affiliates shall be entitled to deduct and withhold the applicable Income or Withholding Tax from any applicable payments due to Chiesi or its Affiliates and pay such Income or Withholding Tax over to the applicable fiscal or taxing authority. If, after consultation with Chiesi, Cornerstone believes that it or any of its Affiliates is required to withhold Income or Withholding Tax from any payment to or for the account of Chiesi or its Affiliates, such amount shall be deducted from the amounts payable to or for the account of Chiesi or its Affiliates and shall be paid by Cornerstone to the appropriate fiscal or tax authorities, provided that Cornerstone shall however take all reasonable steps in order to allow Chiesi to take advantage of the relevant double taxation treaty(ies) for the purpose of minimizing withholding taxes on such amounts, so long as Chiesi and its Affiliates promptly provides any forms, certificates or other documentation or information that Chiesi or its Affiliates are required or reasonably requested by Cornerstone to provide in connection with such minimization. Cornerstone shall promptly furnish Chiesi with copies of official tax receipts or other appropriate evidence to support a claim for tax or other credit in respect of any sum so withheld, and shall provide such assistance as Chiesi may reasonably require in obtaining any refund of such amounts to which Chiesi or its Affiliates may be entitled, to the extent that such assistance does not cause Cornerstone or its Affiliates to incur any liability in respect of any of the taxes asserted to be due or other cost or expense. For purposes of this Agreement, “Income or Withholding

Tax” means (i) any tax, levy or charge imposed by a governmental authority that is computed or determined by reference to gross or net receipts, revenues, sales, income, earnings, profits or gains of Chiesi or any of its Affiliates or any office, branch, permanent establishment or trade or business of Chiesi or any of its Affiliates, (ii) any tax, levy or charge imposed by a governmental authority as a result of the payment or accrual of amounts to or for the account of Chiesi or any of its Affiliates in respect of the grant of rights or sale of Product by Chiesi or any of its Affiliates to Cornerstone or any of its Affiliates pursuant to this Agreement, and (iii) any additional amount, penalty, interest or addition to tax imposed with respect to the foregoing or cost or expense relating to the imposition or contest of the foregoing.

6.7 Third Party Pricing. Without prejudice to Chiesi’s rights under Section 7.1, nothing contained herein, however, shall be deemed to limit in any way Cornerstone’s right to determine the prices at which the Products purchased by Cornerstone may be sold by Cornerstone to any Third Party.

ARTICLE 7

MARKETING OF THE PRODUCT

7.1 Marketing Plan. No later than two (2) months before the Transfer Date, Cornerstone shall provide Chiesi with its proposed marketing plan for the Product, based on Chiesi’s template, during the first year of this Agreement, and thereafter shall provide Chiesi with its proposed marketing plan no later than three (3) months before the second and subsequent years, as the case may be. Such proposed marketing plans shall be duly carried out by Cornerstone, taking into account all comments and suggestions of Chiesi. Furthermore, within fifteen (15) Business Days of the end of each Calendar Quarter, Cornerstone shall send Chiesi a written report detailing advertising and promotional activities carried out in the said quarter.

7.2 Chiesi Approval of Marketing Materials. Cornerstone shall submit to Chiesi for Chiesi’s prior written approval, copies of all marketing and promotional materials and copies of all other printed materials which Cornerstone proposes at any time to use in relation to the promotion, marketing, sale or offer for sale of the Product. If Chiesi fails to respond to a request to approve any promotional or marketing material within fifteen (15) Business Days after receipt of Cornerstone’s submission by Chiesi, such failure shall constitute approval of the submission.

7.3 Compliance with Marketing Authorization. All promotional and sales material, including advertisement, sales and training aids, if locally prepared and used by Cornerstone with respect to the Product, shall fully comply with Applicable Laws and with the Marketing Authorization in the Territory. In addition, Cornerstone will seek final approval from Chiesi in writing (such approval not to be unreasonably withheld) before distributing such promotional and sales material. If Chiesi fails to comment on such material within fifteen (15) Business Days upon receipt thereof, then such material shall be considered approved by Chiesi. Furthermore, all promotional and sales material contemplated by this Section, along with all inner and outer packaging items of the Product, shall clearly indicate the legend “Under license of CHIESI”.

7.4 Prevailing Market Conditions. Cornerstone agrees to keep Chiesi reasonably and promptly informed of all relevant market conditions prevailing within the Territory, which includes providing Chiesi with information regarding development of prices, competing products and relevant legal regulations.

ARTICLE 8

INTELLECTUAL PROPERTY

8.1 Ownership of Intellectual Property. Chiesi or its Affiliates or licensors shall remain the owner of the intellectual property relating to the Products including any and all rights to any scientific, pharmaceutical or technical information, data, discovery, invention (whether patentable or not), Know-How, substances, techniques, processes, systems, formulations, designs and expertise relating to the Product which is not generally known to the public and any and all rights under any and all Patents and the Trademark (collectively, the “Chiesi Intellectual Property”).

8.2 Improvements.

8.2.1 Chiesi’s Improvements. Chiesi shall promptly notify Cornerstone of any Improvements Controlled by Chiesi and such Improvement shall be included in the license granted pursuant to this Agreement for the benefit of Cornerstone and consequently such Improvement shall be considered a Product hereunder.

8.2.2 Cornerstone’s Improvements Cornerstone shall promptly notify Chiesi of any Improvements Controlled by Cornerstone. Any such Improvements, whether patentable or not, shall be the sole property of Chiesi, regardless of inventorship. Subject to Section 8.2.1, Cornerstone shall assign, with no more than nominal consideration and shall ensure that any of its employees, agents and officers who are inventors of Improvements assign, to Chiesi, and hereby does assign, all rights to such Improvements at no cost to Chiesi, and such Improvement shall be included in the license granted pursuant to this Agreement for the benefit of Cornerstone and consequently such Improvement shall be considered a Product hereunder. Cornerstone shall provide Chiesi with reasonable support in the filing and prosecution of any patent applications for Improvements and shall provide all information and/or data in Cornerstone’s possession that is necessary to support any such patent application.

8.3 Prosecution and Maintenance Chiesi shall diligently pursue the approval and registration of the Trademark at its own expense. Chiesi shall also diligently prosecute all pending patent applications and maintain all Patents relating to the Product or any Improvement and pending in the Territory, including all applications that may in future be filed as a result of Improvements. Chiesi shall provide Cornerstone with the opportunity to consult and comment upon material prosecution decisions with respect to the Patents in the Territory. Notwithstanding the foregoing, Chiesi shall have the right to decline to prosecute (or in the case of an application relating to a future Improvement, decline to file) an application, provided, however, that in the event that Chiesi elects not to pursue any such prosecution, it shall promptly so notify Cornerstone and provide to Cornerstone the opportunity and necessary support to enable Cornerstone to pursue such prosecution(s) at Cornerstone’s own cost and expense, it being however understood and agreed that Cornerstone shall not be obliged to so pursue. Chiesi shall promptly file in the Orange Book any Patent that is issued and qualifies for inclusion in the Orange Book.

8.4 Defense In the event of any claim, threat, potential threat, or suit by a Third Party against either Cornerstone or Chiesi alleging infringement by the Product of any patents or other Intellectual Property Rights of such Third Party, the Party receiving such notice shall promptly notify the other Party in writing of such fact, and Chiesi shall use its reasonable efforts to defend such suit, and to the extent it incurs expenses in connection with such defense, it shall bear such expenses.

8.4.1 Cornerstone shall reasonably support the efforts of defending against a claim, threat, potential threat or suit, and to the extent it incurs expenses in connection with providing such support, it shall bear such expenses.

8.4.2 In the event that as a result of the resolution or approved settlement of any suit, or any anticipatory arrangement entered into in order to avoid the threat or potential threat of a suit, arising under this section Cornerstone is obliged to remit payments (including license and/or royalty payments) to a Third Party in relation to Third Party intellectual property that would be infringed (or prospectively be infringed) by the commercialization of the Product in the Territory, Cornerstone shall be permitted to offset up to fifty percent (50%) of such payments due to such Third Party against the royalties otherwise owed by Cornerstone to Chiesi; provided however, to the extent that 50% of such payments may in any calendar year exceed the amount of royalties that would otherwise be payable to Chiesi during such calendar year, the amount of such excess shall be carried over to future years and may be offset against royalties that would otherwise be payable to Chiesi in such future years.

8.4.3 Notwithstanding the foregoing, if an alleged infringement relates to Cornerstone’s corporate logo or any other Cornerstone-owned trade dress the Parties agree to include on the packages, labeling and inserts related to the Product, then all costs related to the defense of such allegation shall be borne by Cornerstone.

8.5 Enforcement.

8.5.1 Cornerstone shall promptly inform Chiesi in writing of any actual or alleged unauthorized use or infringement of the Chiesi Intellectual Property by a Third Party of which it becomes aware and provide Chiesi with any available evidence of such unauthorized use. Cornerstone shall have the first right, but not the obligation, to conduct all enforcement proceedings relating to Chiesi Intellectual Property, at it own cost and expense, provided that Chiesi shall have the right to join any such proceedings. If Cornerstone successfully enforces the Chiesi Intellectual Property Rights, it shall first have the right to recoup one hundred percent (100%) of its out of pocket expenses incurred from any recovery, and Chiesi shall then recover one hundred percent (100%) of any costs incurred, and any remaining proceeds (including damages, settlement proceeds or sublicense proceeds) shall be paid seventy percent (70%) to Cornerstone, and thirty percent (30%) to Chiesi, it being however understood and agreed that in the event Cornerstone and Chiesi enforce the Chiesi Intellectual Property Rights jointly, then the above remaining proceeds shall be split 50/50.

8.5.2 If Cornerstone elects not to exercise its right pursuant to Section 8.3.1.within a reasonable amount of time, Cornerstone shall promptly notify Chiesi in writing of its election, and of the circumstance of such infringement. In such event Chiesi shall have the right, but not the obligation, to conduct all enforcement proceedings relating to Chiesi Intellectual Property, at its own cost and expense, provided that Cornerstone shall have the right to join any such proceedings. If Chiesi successfully enforces the Chiesi Intellectual Property Rights, it shall first have the right to recoup one hundred percent (100%) of its out of pocket expenses incurred from any recovery, and Cornerstone shall then recover one hundred percent (100%) of any costs incurred, and any remaining proceeds (including damages, settlement proceeds or sublicense proceeds) shall be paid seventy percent (70%) to Chiesi, and thirty percent (30%) to Cornerstone, it being however understood and agreed that in the event Chiesi and Cornerstone enforce the Chiesi Intellectual Property Rights jointly, then the above remaining proceeds shall be split 50/50.

8.5.3 No settlement or consent judgment or other voluntary final disposition of a suit, or a threatened or potential suit, under this Article 8 may be entered into by either Party without the prior written consent of the other Party, such consent not to be unreasonably withheld. Either Party shall reasonably cooperate with, and support, at it own cost and expense, the other Party and either Party shall execute or cause the execution of such legal papers in connection with the foregoing as may be reasonably requested by the other Party.

8.6 Chiesi Intellectual Property.

8.6.1 Cornerstone shall only market and sell the Product in the Field of Use in the Territory under the Trademark.

8.6.2 Cornerstone acknowledges that Chiesi or its Affiliate or licensors are the owner of all rights, title and interest to the Patents, the Trademark and all associated goodwill, and any act that diminishes the value of such ownership interest may be treated as a material breach of this Agreement, provided, however, that Cornerstone further acknowledges that if such act is willful, or if Cornerstone challenges the validity, scope or enforceability of the Patents and/or the Trademark, or the substantial and secret nature of the Know-How in the Territory, then the process provided in section 12.5 shall not apply and Chiesi may terminate this Agreement with immediate effect. For the avoidance of doubt, Chiesi shall not have any rights with respect to Cornerstone’s logo and any other Cornerstone-owned trade dress the Parties agree to include on the packages, labeling and inserts related to the Product.

8.6.3 Cornerstone will not attack, dispute, or contest the validity or the ownership of the Patents and the Trademark or any registrations issued or issuing with respect thereto, both during the Term of this Agreement and thereafter. Cornerstone’s use of the Trademark shall inure to the benefit of Chiesi, for all purposes including trademark registrations. In the event Cornerstone acquires any rights relating to the Patents and/or the Trademark for any reason, Cornerstone agrees to assign, and hereby does assign, at no cost, all such rights, together with any related goodwill, to Chiesi. Cornerstone shall use its best efforts not to do any act which would or might endanger, destroy or similarly affect the value of the goodwill pertaining to the Trademark nor do any act which might support a petition to cancel any registration relating to the Trademark or cause the applicable registrar to require a disclaimer of exclusive rights in such Trademark nor assist any other person or other entity directly or indirectly in such act. Cornerstone will immediately execute any documents presented to it by Chiesi to confirm Chiesi’s ownership of all such rights.

8.6.4 Cornerstone shall ensure that each reference to and use of the Trademark by Cornerstone is in a manner approved by Chiesi and accompanied by the acknowledgement as follows: “[Trademark] is a registered trademark of Chiesi Farmaceutici S.p.A.”

8.6.5 Cornerstone shall comply with all reasonable instructions issued by Chiesi relating to the form and manner in which the Trademark shall be used in connection with the marketing of the Product by Cornerstone and to discontinue, upon notice from Chiesi, any practice relating to the use of the Trademark which in Chiesi’s reasonable opinion would adversely affect the rights or interest of Chiesi in such Trademarks. Cornerstone shall not alter the packaging of the Products or conceal, obscure, remove or otherwise interfere with the Trademark or other markings including an indication of the source of origin which may be placed on the Product for Chiesi. Cornerstone shall ensure that the Product is promoted, distributed, handled, marketed, stored on its (or its designee’s) premises, and shipped to its customers, in such a manner that would not depreciate the goodwill associated with the Trademark used in association with the Product.

8.6.6 In the event that a conflict arises between the interests of Chiesi and Cornerstone in any litigation described in this Article 8, the Party that is not funding the litigation shall have the right to be represented by counsel of its own choice and at its sole expense.

8.6.7 Cornerstone shall not sell, market, distribute or use for any purpose any Product or marketing, packaging or labeling materials related to the Product which are damaged, defective or otherwise fail to meet the specification or quality standards or the trademark usage requirements of this Agreement. Furthermore, during the Initial Term (including the possible Extended Term), and after its termination for any reason whatsoever, Cornerstone shall not use any trademark or trade name identical with or confusingly similar to the Trademark and shall not apply, before any authority of any country, for the registration of any internet domain name (nor any other creative expression that may be the subject of registration), containing, in any form or graphic character, the name “Chiesi” and/or the Trademark used hereunder (and/or any other denomination confusingly similar to the aforesaid names).

8.7 No Other Rights. Other than the rights expressly granted under this Agreement, Cornerstone shall not acquire any rights to or under any Chiesi Intellectual Property. Except as set forth herein and therein, Cornerstone shall have no right to use the trade names, trademarks or other intellectual property of Chiesi except as provided in writing in advance by Chiesi. Upon termination of this Agreement, Cornerstone will discontinue all use of the Chiesi name, Trademark and the Chiesi Intellectual Property and discontinue all representation that it is or was an authorized representative of Chiesi. This Section 8.7 shall survive the expiration or termination of this Agreement.

ARTICLE 9

REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1 Mutual Representations, Warranties and Covenants. Each Party represents, warrants and covenants that:

9.1.1 it is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to execute, deliver, and perform this Agreement;

9.1.2 the execution of this Agreement and the performance thereof have been duly authorized by all necessary corporate action on its part and do not conflict with the terms or conditions of any agreement to which such Party is subject;

9.1.3 when executed and delivered by it, this Agreement will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with the provisions of this Agreement; and

9.1.4 it shall perform its obligations under this Agreement in compliance with all Applicable Laws.

9.2 Additional Representations, Warranties and Covenants of Cornerstone.

9.2.1 Cornerstone represents, warrants and covenants that: (a) it has duly investigated the Know-How and the Patents in order to determine its interest in entering into this Agreement; (b) it shall represent the Product accurately and fairly and shall refrain from misleading or unethical business practices; (c) it shall conduct its business in a manner that reflects favorably on the Product and the good name, goodwill and reputation of Chiesi; (d) it shall avoid deceptive or unethical practices, including disparagement of the Product and (e) it shall not make any representations, warranties or guarantees to customers or other Third Parties or to the trade with respect to the Specifications, features or capabilities of the Product that are inconsistent with the literature or documentation provided by Chiesi.

9.2.2 To its knowledge, Cornerstone (i) is not debarred, (ii) is not in the process of being debarred, (iii) has not been threatened with debarment and (iii) does not use the services of any persons who have been, or are in the process of being, debarred under 21 U.S.C. § 335a(a) of the Act or any comparable law. Furthermore, neither Cornerstone nor, to its knowledge, any of its officers, employees, or consultants has been convicted of an offense under (i) either a federal or state law that is cited in 21 U.S.C. § 335(a) as a ground for debarment, denial of approval, or suspension, or (ii) any other law cited in any comparable Applicable Law as a ground for debarment, denial of approval or suspension.

9.2.3 Cornerstone has all Agency consents necessary or desirable in performance of its obligations hereunder and the commercial sale of the Product in the Territory.

9.2.4 Cornerstone will not market the Product outside the Field of Use or outside the Territory nor will it sell the Product to any Third Party for sale or distribution outside the Field of Use or outside the Territory.

9.2.5 All Product commercialized by Cornerstone, or under its authority, shall (i) be made, imported, stored, handled, used, promoted, distributed, marketed, offered for sale and sold in compliance with the terms of this Agreement, the Act and all Applicable Laws; (ii) be in accordance with and conform to any applicable standards specified by the United States Pharmacopeia and Pharmacopeia Forum and the European Pharmacopeia and Pharmacopeial Forum and (iii) be free from any material that would cause the Product to be adulterated or misbranded within the meaning of the Act.

9.3 Additional Representations, Warranties and Covenants of Chiesi.

9.3.1 Chiesi represents, warrants and covenants that, to its knowledge, the purchase, sale, use, disposition, and advertisement of any Product or the Trademark by Cornerstone will not infringe on or violate any patent, design, copyright, trademark, trade secret, or other right of any Third Party, provided that said activities are not performed in contravention of this Agreement. Chiesi has no knowledge of any pending or potential claim or action alleging any such infringement. Chiesi has the right to grant the rights to Cornerstone contemplated in this Agreement in the Territory.

9.3.2 Neither Chiesi nor, to its knowledge, any of its officers, employees, or consultants has been convicted of an offense under (i) either a federal or state law that is cited in 21 U.S.C. § 335(a) as a ground for debarment, denial of approval, or suspension, or (ii) any other law cited in any comparable Applicable Law as a ground for debarment, denial of approval or suspension.

9.3.3 Chiesi and its Affiliates will not market the Product in the Field of Use in the Territory nor will they sell the Product to any Third Party for sale or distribution in the Field of Use in the Territory.

9.3.4 Exhibit A is a true and correct copy of the Supply Agreement, together with an Instrument of Authority as set forth in Section 5.1. Such Supply Agreement is in full force and effect. The execution of the Instrument of Authority will not in any way limit the full force and effect of such Supply Agreement.

9.3.5 Exhibit B is a true and correct copy of the Manufacturing Agreement, together with an Instrument of Authority as set forth in Section 5.1. Such Manufacturing Agreement is in full force and effect. The execution of the Instrument of Authority will not in any way limit the full force and effect of such Manufacturing Agreement.

9.4 Disclaimer. EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, ALL WARRANTIES, CONDITIONS, AND REPRESENTATIONS, WHETHER EXPRESS OR IMPLIED, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENT BY THE PARTIES, OR OTHERWISE (INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

ARTICLE 10

INDEMNIFICATION

10.1 Indemnification by Cornerstone. Cornerstone hereby agrees to defend Chiesi and its Affiliates and their respective directors, officers, employees, agents, successors and assigns from and against any and all Claims of a Third Party and to indemnify and hold Chiesi and its Affiliates and their respective directors, officers, employees, agents, successors and assigns, harmless from and against any and all Losses to the extent arising from any such Claims of a Third Party for (i) death or personal injury to the extent arising from the manufacture, supply, importation, storage, handling, use, promotion, distribution, marketing, sale, use or consumption of the Compound and/or the Product, (ii) Cornerstone’s breach of its representations, warranties or covenants under this Agreement, or Pharmacovigilance Agreement, or (iii) the negligence or willful misconduct or wrongdoing of Cornerstone or any person for whose actions or omissions Cornerstone is legally liable, except, in each case, to the extent that such Losses arise as a result of an item for which Chiesi is obligated to indemnify Cornerstone pursuant to Section 10.2.

10.2 Indemnification by Chiesi. Chiesi hereby agrees to defend Cornerstone and its Affiliates and their respective directors, officers, employees, agents, successors and assigns from and against any and all Claims of a Third Party and to indemnify and hold Cornerstone and its Affiliates and their respective directors, officers, employees, agents, successors and assigns, harmless from and against any and all Losses to the extent arising from any such Claims of a Third Party for (i) Chiesi’s breach of its representations, warranties or covenants under this Agreement or Pharmacovigilance Agreement, or (ii) the negligence or willful misconduct or wrongdoing of Chiesi or any person for whose actions or omissions Chiesi is legally liable, except, in each case, to the extent that such Losses arise as a result of an item for which Cornerstone is obligated to indemnify Chiesi pursuant to Section 10.1.

10.3 Indemnification Procedures. No indemnity may be claimed by or given to the Party seeking to rely on such indemnity:

10.3.1 unless the Party claiming indemnity shall have promptly notified the other Party of the relevant potential Loss upon becoming aware of such potential Loss except to the extent the failure to provide such notice does not materially prejudice the Party providing such indemnity’s ability to defend or contest any suit or claim relating to such potential Loss;

10.3.2 where the Party seeking indemnification has made any admission or offer or any settlement without the prior written consent of the indemnifying Party, which consent shall not be unreasonably withheld or delayed; and

10.3.3 unless the Party seeking indemnification has allowed the indemnifying Party to assume full control of all proceedings in relation to any such potential Loss within thirty (30) days of having been given notice of such proceedings; provided, that (i) the Party seeking indemnification shall have the right to appoint independent counsel at its own cost to participate therein and (ii) no compromise or settlement may be effected by the indemnifying Party without the prior written consent of the other Party.

10.4 Insurance. During the Term and for a period of thirty-six (36) months thereafter, the Parties shall obtain and/or maintain product liability insurance in such amounts as are reasonable given (i) their responsibilities and liabilities under this Agreement and (ii) such amounts as may be reasonable and customary within the industry in respect of the Product and country the subject of this Agreement. On request, either Party shall provide the other Party with a certificate of such insurance policy.

10.5 Limitation on Liability. NOTWITHSTANDING THE FOREGOING WARRANTIES AND REPRESENTATIONS AND THE FURTHER OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT, EXCEPT FOR EACH PARTY’S INDEMNIFICATION OBLIGATIONS PURSUANT TO THIS ARTICLE 10, AND SUBJECT TO ANY EXPRESS PROVISION TO THE CONTRARY, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR INDIRECT, INCIDENTAL, SPECIAL, STATUTORY, TREBLE, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING ANY CLAIM FOR DAMAGES BASED UPON LOST PROFITS OR LOST BUSINESS OPPORTUNITY EXCEPT WHERE SUCH DAMAGES ARE THE RESULT OF EITHER PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

ARTICLE 11

CONFIDENTIALITY

11.1 Confidential Information. Each Party acknowledges that the other Party may disclose certain information, data or know-how which the disclosing Party treats confidentially and identifies as confidential or which the recipient knows or should have reason to believe is so treated by the disclosing Party (the “Confidential Information”). If either Party discloses such Confidential Information to the other, the receiving Party will (a) use at least the same degree of care to maintain the secrecy of such Confidential Information as the receiving Party uses to maintain the secrecy of its own confidential information, but in no event less than a reasonable degree of care and (b) use the Confidential Information only to accomplish the purposes of this Agreement.

11.2 Disclosure. The receiving Party will not disclose the Confidential Information of the disclosing Party to any person except those of the receiving Party’s employees or agents that require access thereto to accomplish the purposes of this Agreement and have been made aware of the confidentiality obligations herein. If the receiving Party learns of an actual or potential unauthorized use or disclosure of the disclosing Party’s Confidential Information, the receiving Party will promptly notify the disclosing Party and, at the disclosing Party’s request, provide the disclosing Party with reasonable assistance to recover its Confidential Information and to prevent subsequent unauthorized uses or disclosures of such Confidential Information. Each Party acknowledges that (a) the unauthorized use or disclosure of any Confidential Information of the disclosing Party will cause irreparable damage for which it will not have an adequate remedy at law and (b) the disclosing Party will be entitled to injunctive and other equitable relief in such cases.

11.3 Limitations. Neither Party will have any confidentiality obligation with respect to the Confidential Information of the disclosing Party that (a) the receiving Party independently knew or develops without using such Confidential Information of the disclosing Party, (b) the receiving Party lawfully obtains from another person under no obligation of confidentiality or (c) is or becomes publicly available other than as a result of an act or omission of the receiving Party or any of its employees or agents.

11.4 Terms of Agreement. Except as set forth below, no announcement or other disclosure, public or otherwise, concerning the financial or other terms of this Agreement shall be made, either directly or indirectly, by either Party to this Agreement, except as may be legally required, without first obtaining the written approval of the other Party as to the nature and text of such announcement or disclosure, such approval and agreement not to be unreasonably withheld. Notwithstanding the above, the Parties shall be free to publicly disclose information contained in such press release that has been previously approved for disclosure by the other Party, without further approvals from the other Party hereunder, to the extent there have been no material additions or changes thereto.

11.5 Publication of Data. Any publication of clinical and scientific data relevant to the Product, generated under the terms of this Agreement, will be jointly planned and agreed upon in advance.

11.6 Confidentiality Term. All confidentiality provisions set out herein shall remain in full force and effect during the Term and for a period of ten (10) years from the date of termination hereof.

ARTICLE 12

TERM AND TERMINATION

12.1 Term. This Agreement shall become effective on the Effective Date and shall remain in force until the last date on which the sale of the Product in the Territory would infringe a Valid Claim of an Orange Book Patent in the Territory but for the grant of the rights under this Agreement (“Initial Term”). Thereafter, this Agreement shall automatically renew for an additional period of five (5) years (“Extended Term”), which Extended Term may be earlier terminated by either Party with effect on December 31st of any year, by giving at least twelve (12) months prior written notice.

12.2 Termination upon Marketing Authorization Denial or upon Different Label Grant. In the event that the Marketing Authorization is not obtained by April 1, 2013, or in the event the Marketing Authorization is granted with a label that is materially different from that submitted with the NDA, Cornerstone will have the right to terminate the Agreement upon thirty (30) Business Days’ prior written notice.

12.3 Termination upon Adverse Agency Action. Notwithstanding anything contained in this Agreement, Cornerstone may terminate this Agreement upon thirty (30) Business Days prior written notice in the event that any Agency takes any action, or raises any objection, that permanently prevents Cornerstone from importing, marketing or selling the Product in the Territory.

12.4 Termination upon Regulatory Authority Action. In the event that a Regulatory Authority requires Cornerstone to cease selling or distributing the Product in the Territory, Cornerstone will have the right to terminate the Agreement upon thirty (30) Business Days’ prior written notice.

12.5 Termination upon Default or Breach. In the event that either Party materially breaches this Agreement, the breaching party shall have the opportunity to cure such breach within (i) thirty (30) Business Days or (ii) a reasonably longer period if such breach is not capable of cure within thirty (30) Business Days, in each case after receipt of written notice of such breach. If the breach is not cured by the breaching party within the applicable cure period, the non-breaching party shall be entitled to bring action against the breaching party to recover damages (other than indirect, inconsequential or punitive damages) arising from such breach. The non-breaching party shall have the right to terminate this Agreement upon thirty (30) Business Days written notice (following the expiration of all cure periods) if it can prove that the consequences of the breaching party’s breach or default have a material adverse effect on the economic value of this Agreement to such Party and that, absent termination, such material adverse effect will be permanent in nature.

12.6 Effects of Expiration or Termination. Upon expiry or termination of this Agreement, for any reason whatsoever:

12.6.1 Cornerstone shall promptly cease selling the Product (except Product currently in stock, subject to Section 12.6.5) and using the Know-How and the Trademark;

12.6.2 Cornerstone shall promptly relinquish and return free of charge to Chiesi all pharmacological, toxicological and clinical original data in its possession and all technical information, and Know-How or material relating to the Product; provided, however, that Chiesi shall reimburse Cornerstone for reasonable out-of-pocket costs in connection with such return in the event of termination of this Agreement by Cornerstone pursuant to Sections 12.2, 12.3, 12.4 or 12.5;

12.6.3 Cornerstone shall promptly transfer free of charge to Chiesi, or to a company designated by Chiesi, any and all IND(s), Marketing Authorization Application(s) and Marketing Authorization held by Cornerstone; provided, however, that Chiesi shall reimburse Cornerstone for reasonable out-of-pocket costs, including administrative transfer fees, in connection with such transfer in the event of termination of this Agreement by Cornerstone pursuant to Sections 12.2, 12.3, 12.4 or 12.5.

12.6.4 the liabilities of the Parties hereunder in respect of matters outstanding at the time of such termination shall not be in any way affected;

12.6.5 Chiesi shall have the option to purchase all stocks of the Product, held by Cornerstone within thirty (30) days of termination, in good and marketable condition at supply price to Cornerstone. If the said option to purchase the above stock of the Product is not exercised by Chiesi, Cornerstone shall be entitled to continue to sell the above stock of the Product in the Territory until all existing inventory is sold or for a period of six (6) months, whichever is shorter.

12.6.6 Sections 8.6.3, 8.6.7 and 8.7 and Articles 10, 11 and 13 shall survive termination of this Agreement.

12.7 Accrued Rights. Any termination of this Agreement shall be without prejudice to the rights and remedies of either Party with respect to any of the provisions of this Agreement or arising out of breaches prior to such termination and shall not relieve either of the Parties of any obligations or liability accrued hereunder prior to such termination including indemnity obligations and confidentiality obligations, nor rescind or give rise to any right to rescind anything done or payments made or other consideration given hereunder prior to the time of such termination and shall not affect in any manner any vested rights of either Party arising out of this Agreement prior to such termination or expiration.

ARTICLE 13

GENERAL PROVISIONS

13.1 No Restriction on Activities. Except as otherwise provided in this Agreement, nothing provided herein shall in any way limit the Parties from entering into any other business venture or restrict Chiesi from entering into similar marketing or sales agreements with other persons or entities for the sale and distribution of other products or services, provided, however, that Chiesi shall not grant a license to any product to be used essentially in the Competitive Field in the Territory to any Third Party without first offering an equivalent license to Cornerstone for the sale and distribution thereof at the terms set out below (“First Offer Right”). Chiesi shall grant Cornerstone an exclusive First Offer Right for a period of sixty (60) days following receipt by Cornerstone of written notice by Chiesi that such product will be available for distribution (the “Negotiation Period”). If the Parties do not reach an agreement with respect to the distribution of such product within the Negotiation Period and enter into a definitive agreement within ninety (90) days thereafter or if Cornerstone notifies Chiesi in writing during the Negotiation Period that it does not wish to distribute such product, then Chiesi shall have no further obligation with respect to such product under this Section 13.1.

13.2 Legal Relationship. It is understood and agreed by the Parties that Cornerstone is an independent contractor and is not the agent of Chiesi for any purpose whatsoever, and Cornerstone has no right or authority in any way to obligate, assume or create any liability on the part of Chiesi or to make any representations or warranties, whether express or implied, on behalf of Chiesi, except as permitted by this Agreement.

13.3 Authority. Neither Chiesi nor Cornerstone shall have, or represent that it has, any authority to enter into or make contracts in the name of, or on behalf of the other, to pledge the other’s credit, to extend credit to the other or to bind the other in any way.

13.4 Additions or Alterations to Chiesi’s Products. Cornerstone shall not make any additions, modifications or alterations to any Products without Chiesi’s prior written consent, which Chiesi may withhold in its absolute discretion.

13.5 Assignment; Binding Effect. Neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by either Party without the prior written consent of the other, except that (i) Chiesi may assign this Agreement to any entity controlled by, under common control with or controlling Chiesi and (ii) either party may assign this Agreement to any successor to such party by means of sale of all or substantially all of the assets of such party or sale of a majority of its voting stock. Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties to this Agreement and their respective successors and assigns.

13.6 No Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each Party hereto and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other person.

13.7 Governing Law; Jurisdiction. Any and all rights, liabilities and any disputes relating to this Agreement shall be construed under and governed by the laws of Italy. In the event of any controversy or claim arising out of or relating to or in connection with any provision of this Agreement or breach thereof, the Parties shall try to settle those conflicts amicably between themselves. Should they fail to agree, the matter in dispute shall be finally and exclusively referred to the courts in England having jurisdiction.

13.8 Entire Agreement. This Agreement constitutes the entire Agreement between the Parties hereto with respect to the subject matter and supersedes all previous agreements, whether written or oral, with respect to such subject matter. No modification or alteration shall be binding unless in writing and signed by both Parties.

13.9 Notices. All notices and other communications sent to the applicable address or facsimile number specified below shall be deemed to have been delivered at the earlier of (i) the time of actual receipt by the addressee; (ii) if the notice is sent by facsimile transmission, the time indicated on the transmitting party’s receipt of confirmation of transmission if that time is during the addressee’s regular business hours on a Business Day, and otherwise at 9:00 a.m. on the addressee’s next Business Day after such time; and (iii) if the notice is sent by a internationally recognized, reputable express courier service, the time shown on the confirmation of delivery provided by that service if that time is during the recipient’s regular business hours on a Business Day, and otherwise at 9:00 a.m. on the recipient’s next Business Day after such time.

Notices to Chiesi shall be addressed to:

Chiesi Farmaceutici S.p.A.

Via Palermo 26/A

43122 Parma

ITALY

Phone: +39.0521.2791

Fax: +39.0521.774468

Attention: Chief Executive Officer

Copy to: Head of Corporate Development and Legal and Corporate Affairs Director

Notices to Cornerstone shall be addressed to:

Cornerstone Therapeutics Inc.

1255 Crescent Green Drive

Suite 250

Cary, North Carolina 27518

USA

Phone: 919-678-6611

Fax: 919-678-6599

Attention: President

Copy to: General Counsel

Either Party may change its address by giving notice to the other Party.

13.10 Counterparts. This Agreement (and any amendments hereto) may be executed in several counterparts (including by facsimile) and all when so executed shall constitute one agreement, binding on all of the Parties hereto, even though all of the Parties are not signatories to the original or the same counterpart.

13.11 Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance shall be held invalid or in violation of a mandatory provision of Applicable Laws by a court or governmental agency of competent jurisdiction over this Agreement, it shall be ineffective and deemed to have been deleted from this Agreement only to the extent of such invalidity or violations and the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

13.12 Waiver. Subject to Applicable Laws and except as otherwise provided in this Agreement, any Party to this Agreement may extend the time for performance of any obligation under this Agreement of any other Party or waive compliance with any term or condition of this Agreement by any other Party. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by the Party granting such extension or waiver. No delay in asserting or exercising a right under this Agreement shall be deemed a waiver of that right.

13.13 Further Assurances. At the request of either of the Parties, the other Party shall (and shall use reasonable efforts to procure that any other necessary Third Parties shall) execute and do all such documents, acts and things as may reasonably be required subsequent to the signing of this Agreement for assuring to or vesting in the requesting Party the full benefit of the terms hereof.

13.14 Headings. The headings herein are for the convenience of the Parties only and shall not be used in the interpretation of the provisions hereof.

13.15 Publicity. Except as required by Applicable Law or stock exchange, including Securities and Exchange Commission, rules, the Parties agree to keep this Agreement confidential until and except as they mutually agree on publicity. Subject to Applicable Law, all publicity regarding this Agreement shall be jointly planned and coordinated by and between the Parties.

13.16 Force Majeure. Failure of either Party to perform its obligations under this Agreement (excepting the obligation to make payments) shall not subject such Party to any liability to the other if such failure is caused or occasioned by any Force Majeure. The Party suffering an event of Force Majeure shall immediately notify the other Party and the Parties shall cooperate in good faith in order to minimize the damages for the Parties; provided, however, that the Party whose performance has not been hindered by the Force Majeure shall have the right to terminate this Agreement, upon 30 (thirty) calendar days’ prior notice to the other, if an event of Force Majeure continues for more than 6 (six) consecutive months. Termination pursuant to the application of this Section 13.16 shall not constitute a breach of this Agreement on the part of either Party.

13.17 Language. All written communication between the Parties or their Affiliates relating to this Agreement and its implementation shall be in English language.

[Signature Page Follows]

IN WITNESS THEREOF, the Parties hereto have caused this Agreement to be duly executed in duplicate by their authorized officers as of the Effective Date.

CHIESI FARMACEUTICI S.p.A.		CORNERSTONE THERAPEUTICS INC.

By:	/s/ Ugo Di Francesco	By:	/s/ Craig Collard
Name:	Dr. Ugo Di Francesco	Name:	Craig A. Collard
Title:	CEO	Title:	President and CEO

CHIESI FARMACEUTICI S.p.A.

By:	/s/ Alberto Chiesi
Name:	Dr. Alberto Chiesi
Title:	Chairman

Appendix A

to the License and Distribution Agreement made as of this 6th day of November, 2012 between Chiesi FARMACEUTICI S.p.A. and Cornerstone THERAPEUTICS Inc.

Trademark

[To be indicated in due course]

Patents listed in the Orange Book (upon NDA approval)

US 6,987,094 granted on 17.01.2006

US 7,696,178 granted on 13.04.2010

US 7,939,502 granted on 10.05.2011

Other Patents

US 8,168,598 granted on 01.05.2012

Apl. nr. 13/429,624 filed on 26.03.2012

Chiesi FARMACEUTICI S.p.A.	Cornerstone THERAPEUTICS Inc.

/s/ Ugo Di Francesco	/s/ Craig Collard
(Signature)	(Signature)

Chiesi FARMACEUTICI S.p.A.

/s/ Alberto Chiesi
(Signature)

Exhibit A

Supply Agreement

Exhibit B

Manufacturing Agreement

Schedule

1.33	[Current Draft Product Specs, to be updated upon FDA approval]